UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File Number: 333-258764

Satellogic Inc.

(Translation of registrant’s name in English)

Ruta 8 Km 17,500, Edificio 300

Oficina 324 Zonamérica

Montevideo, 91600, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On July 5, 2021, Satellogic Inc. (the “Company”), CF Acquisition Corp. V, a Delaware corporation (“CF V”), Nettar Group Inc., a business company with limited liability incorporated under the laws of the British Virgin Islands (“Target”) and certain other parties thereto entered into an Agreement and Plan of Merger (as amended, amended and restated, supplemented or otherwise modified from time to time, the “Merger Agreement”). Pursuant to the Merger Agreement , among other things, CF V and Target will become direct, wholly owned subsidiaries of the Company. The transactions contemplated by the Merger Agreement are referred to as the “Business Combination”.

Liberty Investment

On January 18, 2022, the Company and CF V entered into a Subscription Agreement (the “Liberty Subscription Agreement”) with Liberty Strategic Capital (SATL) Holdings, LLC (the “Liberty Investor”), a Cayman Islands limited liability company and investment vehicle managed by Liberty 77 Capital L.P. (the “Liberty Manager” and together with the Liberty Investor, “Liberty”) pursuant to which the Liberty Investor agreed to purchase, and the Company agreed to issue and sell to the Liberty Investor, following satisfaction or waiver of the conditions in the Liberty Subscription Agreement (the closing date of the Liberty Investment (as defined below), the “Liberty Closing”), (i) 20,000,000 Company Class A Ordinary Shares (the “Liberty Shares”), (ii) 5,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Company Class A Ordinary Share at an exercise price of $10.00 per share (the “$10.00 Liberty Warrants”), and (iii) 15,000,000 warrants, each warrant providing the holder thereof the right to purchase one (1) Company Class A Ordinary Share at an exercise price of $15.00 per share (the “$15.00 Liberty Warrants” and together with the $10.00 Liberty Warrants, the “Liberty Warrants”), in a private placement (the “Liberty Investment”) for an aggregate purchase price of $150.0 million. The Liberty Warrants will be issued at the Liberty Closing, will expire on the fifth anniversary thereof and will, except as described below, otherwise generally have the same terms and conditions as the CF V warrants held by the Sponsor. For so long as Liberty or its permitted transferees hold Liberty Warrants, such held warrants will not be redeemable by the Company.

Closing of the Liberty Investment is subject to customary closing conditions, including the consummation of the Business Combination and expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Act relating to such investment, and is therefore expected to close in the first half of February 2022. Consequently, the closing of the Business Combination is expected to occur prior to the closing of the Liberty Investment.

In connection with the issuance of the Liberty Shares and the Liberty Warrants, (i) the Company has agreed to provide the Liberty Investor with the same registration rights with respect to the Liberty Securities (as defined below) as the Company provided to the PIPE Subscribers in the PIPE Subscription Agreements, and (ii) the Liberty Investor has agreed to subject the Liberty Securities to transfer restrictions for a period of one year following the Closing of the Business Combination. The “Liberty Securities” means the Liberty Shares, the Liberty Warrants, and the Company Class A Ordinary Shares issuable upon exercise of the Liberty Warrants and the Advisory Fee Warrants (as defined below).

Contemporaneously with the execution of the Liberty Subscription Agreement, the Company, Liberty and Sponsor entered into a letter agreement (the “Liberty Letter Agreement”) pursuant to which the Company agreed that, for so long as the Liberty Investor (or affiliates managed by the Liberty Manager or its affiliates) hold, in the aggregate, at least 6,666,666 Company Class A Ordinary Shares, (i) the Liberty Investor will have the right to nominate two directors for election to the Company Board by the Company shareholders, which director nominees must be reasonably acceptable to the Company (the “Liberty Directors”), (ii) the Liberty Investor will have the right to nominate one Liberty Director to serve on each committee of the Company Board, (iii) so long as Company Class B Ordinary Shares are outstanding, the Company will be required to obtain the consent of the Liberty Investor if the Company were to issue in a transaction, or series of transactions, a number of shares that equals or exceeds 20% of the outstanding Company Ordinary Shares on a fully diluted basis, subject to exceptions for issuances by the Company in connection with (a) any acquisition by the Company of equity interests, assets, properties or business of any person, (b) any merger, consolidation or other business combination involving the Company , (c) any transaction or series of related transactions involving a change of control of the Company or (d) any equity split, payment of distributions or any similar recapitalization, and (iii) the Company will pay the Liberty Manager an advisory fee for advisory services to be provided by the Liberty Investor and the Liberty Directors to the Company

of (x) warrants to purchase 2,500,000 Company Class A Ordinary Shares, at an exercise price of $10.00 per Company Class A Ordinary Share (the “Advisory Fee Warrants”) to be issued at the Liberty Closing, will be exercisable beginning at the Liberty Closing and will expire five years from the date thereof and (y) $1.25 million to be paid on each of the six quarterly anniversaries beginning on the 18 month anniversary of the Liberty Closing (the “Advisory Fee Cash Payments”). In exchange for the Advisory Fee, the Liberty Investor has agreed to be reasonably available and to make the Liberty Directors reasonably available from time to time to advise the Company until the occurrence of a Cessation Event (defined below). In the event that the Liberty Investor (or affiliates of the Liberty Investor managed by the Liberty Manager or its affiliates) no longer holds, in the aggregate, at least 6,666,666 Company Class A Ordinary Shares (a “Cessation Event”), (i) the Liberty Investor’s right to nominate two directors will cease immediately and the terms of any then-serving Liberty Directors will expire at the next election of directors and (ii) the Liberty Manager will no longer be entitled to receive any additional Advisory Fee Cash Payments. In addition, so long as a Cessation Event has not occurred, Mr. Kargieman agreed to vote the Company Ordinary Shares held by him in favor of the election of the Liberty Director nominees. Mr. Kargieman will also cause any transferee of his Company Class B Ordinary Shares to agree to such obligations (other than in the case of a transfer of Company Class B Ordinary Shares to a transferee that would result in automatic conversion of such Company Class B Ordinary Shares into Company Class A Ordinary Shares in accordance with the Amended Articles (as defined below).

The parties to the Liberty Letter Agreement have agreed that the Liberty Directors will initially be Secretary Steven Terner Mnuchin, who will serve as the Company’s Non-Executive Chairman, and an individual to be designated by Liberty prior to the Liberty Closing who is reasonably acceptable to the Company. In addition, the parties agreed that (i) for so long as Emiliano Kargieman and his affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Mr. Kargieman will have the right to designate two directors for election to the Company Board by the Company shareholders, one of whom will be Mr. Kargieman and the other shall be reasonably acceptable to Liberty and Sponsor, who will initially be Marcos Galperin, (ii) for so long as Sponsor and its affiliates own beneficially at least one-third of the number of shares of the Company owned on the Closing Date (subject to customary adjustments for corporate events), Howard Lutnick will be designated for election to the Company Board by the Company shareholders and (iii) three initial directors will be Ted Wang, Brad Halverson and an individual designated by Mr. Kargieman who is reasonably acceptable to Liberty and whose appointment shall be in compliance with NASDAQ listing requirements, each of whom will be appointed prior to Closing.

The descriptions of the Liberty Subscription Agreement and the Liberty Letter Agreement contained herein are not intended to be complete and is qualified in its entirety by reference to the full text of the Liberty Subscription Agreement and the Liberty Letter Agreement which are attached hereto as Exhibits 99.2 and 99.3, respectively.

A proxy statement/prospectus supplement which supplements the proxy statement/prospectus dated November 12, 2021 relating to (x) the special meeting of stockholders (the “Special Meeting”) of CF V at which CF V’s stockholders (the “CF V Stockholders”) will consider and vote upon the “Business Combination Proposal,” to adopt the Merger Agreement and (y) the issuance of Company Class A Ordinary Shares pursuant to the Merger Agreement is being filed with the Securities and Exchange Commission.

Cantor Fees

In connection with the Liberty Investment, CF V, the Company and CF&Co. agreed that of the fees and expenses payable to CF&Co. in connection with the Business Combination, which in aggregate total approximately $21.94 million, $5.0 million would be paid in cash and the remainder would be paid in the form of newly-issued Company Class A Ordinary Shares.

Memorandum and Articles of Association

In connection with the Liberty Investment, the Company announced a revision to its previously disclosed Form of Memorandum and Articles of Association of the Company (the “Amended Articles”). This revision will, among other things, (i) modify the voting rights of the holders of Company Class B Ordinary Shares from ten votes per share to a number of votes per share such that upon the Liberty Closing, the aggregate number of votes attributable to the Company Class B Ordinary Shares will equal the aggregate number of votes attributable to the Liberty Shares (and any exercise of Liberty Warrants will increase the aggregate number of votes attributable to the Company Class B Ordinary Shares by the “in-the-money” value of the shares being issued, proportionately reduced for any prior conversions of Company Class B Ordinary Shares into Company Class A Ordinary Shares) and (ii) form a nomination committee. The description of the Amended Articles contained herein is not intended to be complete and is qualified in its entirety by reference to the full text of the Amended Articles which is attached hereto as Exhibit 99.4.

Regulation FD Disclosure

Press Release

On January 18, 2022, CF V and the Company issued a joint press release announcing the execution of the Liberty Subscription Agreement and the Liberty Letter Agreement described above. The press release is attached hereto as Exhibit 99.1 but does not constitute part of nor is it incorporated by reference to this Form 6-K.

The Company announces material information to the public through filings with the Securities and Exchange Commission (the “SEC”), the investor relations page on the Company’s website, press releases, public conference calls and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, the Company encourages investors, the media and others to follow the channels listed above and to review the information disclosed through such channels.

Exhibit Index

Exhibit Number	Exhibit Title

99.1	Press Release of Satellogic Inc. announcing the investment by Liberty Strategic Capital.

99.2	Subscription Agreement, dated as of January 18, 2022 by and among CF Acquisition Corp. V, Satellogic Inc., and Liberty Strategic Capital (SATL) Holdings, LLC.

99.3	Letter Agreement, dated as of January 18, 2022 by and among Satellogic Inc., Liberty Strategic Capital (SATL) Holdings, LLC and CFAC Holdings V, LLC.

99.4	Form of Memorandum and Articles of Association of Satellogic Inc., as they shall be in effect upon Closing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATELLOGIC INC.

By:	/s/ Rick Dunn
Name:	Rick Dunn
Title:	Chief Financial Officer

Dated: January 18, 2022